NORTHEAST INVESTORS TRUST

Paying Dividends for Over 70 Years

Quarterly Commentary

Fourth Quarter 2021

Market Recap

The persistence of inflation and an improving labor market resulted in a decisive "pivot" in Federal Reserve policy during the fourth quarter. At their December meeting, Fed officials shifted their "dots" to affirm a more aggressive path of tightening, calling for three rate hikes in 2022. Fed Chair Jerome Powell also announced that the central bank would accelerate tapering of its Quantitative Easing (QE) purchases, looking to end the program by March 2022.

The fixed income market's complacent reaction suggested this news was already priced in, as all segments of fixed income except Emerging Markets bonds posted a positive gain in Q4. But for the year, High Yield and Municipals were the only area of fixed income recording positive returns, with Investment Grade, Emerging Markets, and Treasuries suffering losses.

It wasn't until Jan. 5 that investors were able to "look under the hood" when the Fed released its December meeting minutes, which revealed an even deeper concern of inflation. Markets have since recalibrated to factor in a potential 4th rate hike in 2022, which sent many asset classes sliding at the start of the year.



2021 FIXED INCOME RETURNS
TOTAL RETURNS
-1.6%
-2.5%
-3.3%
1.2%
4.1%
Investment Grade
EM
Treasury
National Muni
High Yield

Sources: Ishares ETFs — High Yield Corporate Bond (HYG); Investment Grade Corporate (LQD); JP Morgan USD Emerging Market (EMB); National Muni Bond (MUB); 7-10 Year Treasury Bond (IEF)

High Yield Spreads: Though nominal rates have risen, spreads remain at all-time lows, buoyed by low default rates, strong balance sheets and supportive technicals. With a yield of 4.3%, High Yield bonds ended the year with a spread 2.8 percentage points above Treasuries, well below the long-term average of 5%. On a credit basis, CCC- and lower-rated bonds were consistently the best performers in High Yield in 2021. While most yields drifted higher in 2021, yields on CCC- or lower-rated bonds fell by 0.40 points, ending the year at 7.96% (as a reminder, bond yields and prices move in opposite directions). Historically low defaults and an appetite for yield/risk fueled this performance. After dipping below 4% earlier last year, for the the first time on record, the yield on the ICE BofA US High Yield Index ended 2021 at 4.35%.

Issuance & Defaults: The Securities Industry and Financial Markets Association (SIFMA) reported $75 billion of High Yield issuance in Q4, down 21% from Q4 2020, marking the lowest levels since Q1 2020 ($70 billion), when the coronavirus first hit. The $485 billion in issuance for the year was the largest amount on record, beating the previous record of $420 billion set in 2020, further proof that demand for yield is strong.

In 2021, the High Yield default rate was 0.5%, a record low, according to Fitch Ratings. Fitch projects a 1% default rate for 2022 and 1-1.5% for 2023, which represents roughly $15 billion in volume for both years. Fitch identifies two sectors that could see an increase in defaults in 2022: telecommunications and broadcasting/media.

Another bright spot in High Yield are upgrades. Of High Yield's $1.3 trillion value, roughly $200 billion could potentially be upgraded to investment grade by the end of this year, according to J.P. Morgan. The ratio of rating agency upgrades to downgrades is the highest on record, at roughly a 2-to-1 pace, per Fitch.

Fund Performance

The Trust's primary objective is income, so it typically invests roughly 85% of its portfolio in High Yield. As of Dec. 31, the Trust held 81% in corporate bonds and preferred securities with about 11% in equities and 8% in cash and equivalents. Within High Yield, the Trust uses a barbell strategy composed of long and short duration bonds to reduce risk for a given level of income. As short-dated, yield-to-call bonds convert to cash, the Trust reinvests the proceeds. Since the last quarter, a portion of the cash from matured/called securities has not been reinvested, resulting in a slight uptick in cash. For Q4, the Trust was up 0.27%, while the ICE BofA US High Yield Index rose 0.66%. In general, a rise in rates is less damaging to higher coupon/ shorter maturity bonds like High Yield. The Trust continues to control rate exposure through yield-to-call bonds, producing a duration of about 2 years at year end.

Filed under Section 24(b) of the Investment Company Act of 1940


Treasury Rates
2.5
2
1.5
1
0.5
0
1 mo
2 mo
3 mo
6 mo
1 yr
2 yr
3 yr
5 yr
7 yr
10 yr
20 yr
30 y
12/31/2020
12/31/2021

Source: U.S. Treasury Department

Contributors to the Trust's performance.

Persistent inflation pressures have supported commodities and energy-related issuers:

- NL Industries Common Stock—A holding company that produces titanium dioxide
- Parker Drilling Common Stock—Oil and Gas Exploration

Detractors to the Trust's performance:

- Viskase Companies Common Stock—Global provider of food packaging solutions and services
- Crestwood Equity Partners 9.25% Preferred MLP—Owns and operates midstream oil & natural gas assets located throughout the U.S.

Additions. The Trust continued to roll over short-duration securities. The following securities were added:

- Fortress 9.75% 8/1/27
- Tidewater 8.5% 11/16/26
- Builders FirstSource 6.75% 6/1/27

Subtractions: These securities were removed from the portfolio due to embedded call features and maturities:

- Sprint Communications 11.5% 11/15/21 (Maturity)
- Ashton Woods 9.875% 4/1/27 (Full Call)
- Cheniere Energy 5.625% 10/1/26 (Full Call)
- Tidewater 8% 8/1/22 (Full Call)
- Builders FirstSource 6.75% 6/1/27 (Partial Call)
- Travel & Leisure 4.25% 3/1/22 (Full Call)

S&P Ratings Changes:

- Cooke Omega 8.5% 12/15/22 – Downgrade (12/7/21) from B+ to B

Outlook

The Fed will take center stage in 2022. Yet this time, it has no well-worn script to fall back on. A major challenge for Chairman Jerome Powell is that this represents the first time in roughly 40 years that the Fed has faced elevated inflation while heading into a round of tightening. Moreover, the central bank faces the difficult challenge of reversing what has been an extended period of easy money policy dating back to the Great Financial Crisis. Since 2009, the Effective Fed Funds rate has only breached 2% for a 12-month stretch from Oct. 2018 through Sept. 2019.

All of this creates a smaller margin for error and a tighter window to execute a "soft landing" that will both curb inflation *and* keep unemployment low. However, the markets know this, and as a result are very sensitive to the execution of the Fed's plan, specifically:

- The timeline of tapering
- The quantity and degree of rate hikes
- Quantitative tightening schedule for the $9 trillion balance sheet

We're in the camp that believes inflationary pressures will persist this year, in part as companies that have waited to raise prices will eventually be forced to as the cost of fuel and raw materials continues to rise. While the rate of inflation may ease by the end of 2022, is it likely to remain at uncomfortable levels this year. As such, we would not be surprised if the Fed raises short-term interest rates three or possibly four times this year.

But we recognize that the components of Fed's plan are likely to be dynamic and data dependent, and of course, heavily influenced by the pandemic. As such, we expect to see a fair degree of volatility in the first half of 2022. We believe that other factors such as geopolitical issues, supply chain bottlenecks and the trajectory of the reopening could influence Fed policy, and the markets reaction to it. If any of these come to the forefront, we expect to see market dislocations and would likely employ a nimble approach to capture value on both a total return and yield basis.

In High Yield, we believe that access to cheap capital has allowed many issuers to improve their balance sheets, keeping the near-term risk of default at record lows. We expect the demand for High Yield to remain strong and while spreads may flare out, they should by and large remain below historic norms. We continue to see the most value in shorter-dated securities, and we will continue to roll into new investments as our portfolio converts to cash.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Watch and Read Bruce's Recent Takes on...

The Markets: northeastinvestors.com/baystate-business-radio/
The Fed: northeastinvestors.com/the-boston-globe/
Rate Policy: northeastinvestors.com/marketwatch-1-26-22/
Inflation: northeastinvestors.com/powell-or-brainard-can-either-tame-inflation/

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.